[redacted]

09057034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~102440~~

8-52131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jet Trade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1060 Nimitzview Drive, Suite 205
(No. and Street)

Cincinnati	Ohio	45230-4351
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street,	1100 Mercantile Center,	Cincinnati,	OH	45202
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Garrett Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JetTrade, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/24/09

NOTARY PUBLIC
TE OF OHIO
Y OF BROWN
TH A. REED
PIRES OCT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2008

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2008 and 2007, and the related statements of income, shareholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 23, 2009

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2008 and 2007

		2008	2007
ASSETS:			
Cash and cash equivalents	$	**58,498**	86,247
Commissions receivable		**15,922**	10,647
Accounts receivable - other		**-**	58,898
Secured demand note collateral		**52,103**	50,000
Deferred income tax		**2,850**	2,850
TOTAL ASSETS	$	**129,373**	208,642

- LIABILITIES AND SHAREHOLDERS' EQUITY -

		2008	2007
LIABILITIES:			
Accrued liabilities	$	**-**	94,209
Subordinated borrowings		**52,103**	50,000
TOTAL LIABILITIES		**52,103**	144,209
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding		**50,000**	50,000
Additional paid-in capital		**125,731**	85,731
Retained earnings (deficit)		**(98,461)**	(71,298)
TOTAL SHAREHOLDERS' EQUITY		**77,270**	64,433
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**129,373**	208,642

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2008 and 2007

	2008	2007
COMMISSION INCOME	$ 364,176	333,121
OPERATING EXPENSES:		
Commission and clearing fees	207,250	221,403
Salaries and benefits	44,406	83,300
Service fees	127,263	47,684
Interest expense	5,167	5,000
TOTAL OPERATING EXPENSES	384,086	357,387
OTHER INCOME (EXPENSE):		
Merger of NASD and NYSE	-	35,000
Loss on customer account	-	(34,271)
Other income (expense)	(254)	226
OTHER INCOME (EXPENSE), net	(254)	955
INCOME TAX EXPENSE	-	-
NET LOSS	$ (20,164)	(23,311)

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2007	$ 50,000	82,231	(47,987)	84,244
Net loss			(23,311)	(23,311)
Capital contribution		3,500		3,500
Balance – December 31, 2007	50,000	85,731	(71,298)	64,433
Net loss			**(20,164)**	**(20,164)**
Capital contribution		**40,000**		**40,000**
Adjustment to subordinated borrowing			**(6,999)**	**(6,999)**
Balance – December 31, 2008	**$ 50,000**	**125,731**	**(98,461)**	**77,270**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008

		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$	**(20,164)**	(23,311)
Adjustments to reconcile net loss to net cash flows from operating activities:			
(Increase) decrease in commision receivable		**(5,275)**	3,024
(Increase) decrease in account receivable - other		**58,898**	(58,898)
Increase (decrease) in commissions payable		**-**	(9,443)
Increase (decrease) in accrued liabilities		**(94,209)**	94,209
NET CASH FLOWS FROM OPERATING ACTIVITIES		**(60,750)**	5,581
CASH FLOWS FROM FINANCING ACTIVITIES:			
Adjustment to subordinated borrowing		**(6,999)**	-
Capital contribution		**40,000**	3,500
NET CASH FLOWS FROM FINANCING ACTIVITIES		**33,001**	3,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**(27,749)**	9,081
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**86,247**	77,166
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**58,498**	86,247

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2008 and 2007

		2008	2007
Subordinated borrowings - January 1	$	**50,000**	51,805
Increase - Change in secured demand note collateral value		**2,103**	-
Decrease - Change in secured demand note collateral value		**-**	(1,805)
Subordinated borrowings - December 31	$	**52,103**	50,000

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable are stated at the amount billed and represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

SECURITIES TRANSACTIONS-
Profit and loss arising form all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Gain or loss from transactions in the secured demand note collateral belong to the lender and are therefore excluded from the Company's results of operations.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects managements estimate of the loss carry forward that may not be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective January 1, 2007 for public companies and nonpublic companies that are consolidated with public companies. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 which allows deferral of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 to its first annual financial statements ending on December 31, 2009.

The determination of uncertain tax positions for financial statements prior to the implementation of FIN 48 uses the tax judgments reported on the Company's tax returns which were based on the requirements for filing tax returns under the various taxing authority requirements for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in those financial statements.

In examining its tax positions under FIN 48, the Company will assume the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions. Past administrative practices and precedents of the taxing

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

authority in its dealings with the Company or similar enterprises that are widely understood will also be taken into account. Each tax position will be evaluated without consideration of the possibility of offset or aggregation with other positions. The measurement of tax positions will be based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. Interest expense related to tax liabilities will be recognized in the first period that it would begin to accrue according to the relevant tax law. The amount of interest to be recognized will be computed by applying the statutory rate of interest to the difference between the tax position recognized under FIN 48 and the amount previously taken or expected to be taken in a tax return. In addition, the Company will recognize an expense for any applicable penalties in the period in which the Company claims or expects to claim the position in the tax return. The Company will create a liability for uncertain tax positions it believes to be a potential future obligation. In the case of a net operating loss carry-forward or a refund, the amount of such carry-forward or refund will be reduced. The FIN 48 liability can not be combined with deferred tax liabilities or assets.

The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

NOTE 2 - SUBORDINATED BORROWINGS

Subordinated borrowings, subject to a collateral agreement, consisted of a $50,000 subordinated demand note with a current balance of $52,103 and $50,000 at December 31, 2008 and 2007, respectively. The note is due August 31, 2029 and bears interest at 10% annually. Interest expense and interest paid on the borrowing amounted to $5,167 and $5,000 during the years ended December 31, 2008 and 2007.

The subordinated debt is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted collateral consisting of a money market account with a balance of $52,103 at December 31, 2008 for the secured demand note. The Company is permitted by contract to sell, or pledge, this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2008	2007
Current tax benefit	$ (3,022)	(3,497)
Deferred tax expense	3,022	3,497
Income tax expense	$ -	-
Gross deferred tax assets	$13,945	10,923
Valuation allowance	11,095	8,073
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $93,000 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2028.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2008, the Company had net capital, as computed under Rule 15c3-1, of $125,399 which was $25,399 greater than its required net capital of $100,000. The Company had no aggregate indebtedness as of December 31, 2008.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. Under an operating agreement with LLC, the Company pays a fee equal to the total expenses of LLC in exchange for the above arrangement. This is a change in policy from the prior year's operating agreement, under which the Company was required to pay a fee equal to 20% of the expenses of LLC. Total fees paid to LLC under this agreement were $126,770 and $47,315 for the years ended December 31, 2008 and 2007. In addition, the majority owner of LLC transacts trades for the Company. Commissions and clearing fees of $207,250 and $221,403 were paid to the majority owner during the years ended December 31, 2008 and 2007, respectively.

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2008.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders'
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying financial statements of JetTrade, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 23, 2009

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

NET CAPITAL:	
Total shareholders' equity	$ 77,270
Deduct - shareholders' equity not allowable for net capital	-
Total shareholders' equity qualified for net capital	77,270
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	52,103
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	129,373
Deductions and/or charges -	
Non-allowable assets:	
Deferred income tax	2,850
Net capital before haircuts on securities positions	126,523
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	(1,124)
Undue concentrations	-
NET CAPITAL	$ 125,399

See Independent Auditors' Report on Supplementary Information.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008
(Continued)

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accrued expenses	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	-
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	25,399
Excess net capital at 1000%	$	125,399
Ratio of aggregate indebtedness to net capital		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	125,399
Non-allowable assets		-
Net audit adjustments		-
NET CAPITAL	$	125,399

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report on Supplementary Information.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 23, 2009